02029826

P.E.
4-1-02

APR 08 2002

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X___ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No__X___

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	April 4, 2002

Item 1

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תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

04 April 2002

Messrs.	Messrs.	Messers.
Securities Authority	Tel Aviv Stock Exchange	Registrar of Companies
22 Kanfei Nesharim Street	54 Echad Ha'am Street	97 Jaffa Street
Jerusalem 95464	Tel Aviv	Jerusalem

Re: Immediate report

The Company hereby informs that on April 1, 2002 checks issued in favour of the Company ("EIL"), were violated in a way of non payment by Volta Soil Stabilization Ltd. ("Volta"), which is the controlling shareholder of Carmiplas Industries (1993) Ltd., a customer of the EIL, in a total amount of approx. NIS 1.8 million.

The total debt of Volta group comprises approx. NIS 9 Million, out of which approx. NIS 5 million is due to a long term loan (provided in 1997), and the balance amount is due to commercial debt.

The Company placed all debts of Volta group for immediate repayment, and is taking various measures for their collection, including reliance on personal guarantees given by the major shareholder of Volta group, to secure part of the above debts.

Sincerely yours,

B/ Dafna

Yair Kohavi, Adv.

Corporate Secretary

(*)-Translation from Hebrew

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: 4/4/02

By: ....
Yair Kohavi, Adv.
Corporate Secretary